July 28, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX +61 3 8532 2805

Mr. Peter Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St. Kilda Road, Melbourne
Victoria 3004, Australia

Re:	Legend International Holdings, Inc.
Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-32551

Dear Mr. Lee:

      We have reviewed your response letter dated July 12, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 2. As of the grant date, your stock had been publicly traded for less than a year and the expected life of the stock option granted was five years. Since historical volatility is not available for your common stock over a period that is commensurate wit the expected option life, you should consider the pattern and level of historical volatility of more mature entities during the initial years those entities were publicly traded. We note your discussion of the volatile stock market price of other gold mining exploration companies on page 11. Please tell us how you considered paragraphs 277 and 284-285 of SFAS 123 in estimating your volatility and reconcile your statement on page 11 with your assumptions used to calculate the fair value of your stock option in accordance with SFAS 123.

2. Please provide us with your calculation of your historical volatility for the period November 6, 2003 to November 12, 2004 referred to in your response to comment 2.


*  *  *  *




	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Peter Lee
Legend International Holdings, Inc.
July 28, 2005
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